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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------
                                  SCHEDULE TO

                                 (Rule 13e-4)
           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934
                              (Amendment No.   )

                               ----------------
                                  MGM MIRAGE
        (Name of Subject Company (Issuer) and Filing Person (Offeror))

          Options to Purchase Common Stock, Par Value $0.01 Per Share
                        (Title of Class of Securities)

                                   552953101
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                                  Copies to:

            Gary N. Jacobs, Esq.
          Executive Vice President                         Janet S. McCloud, Esq.
              & General Counsel                          Christensen, Miller, Fink,
                 MGM MIRAGE                         Jacobs, Glaser, Weil & Shapiro, LLP
                c/o Bellagio                              2121 Avenue of the Stars
         3600 Las Vegas Blvd. South                              18th Floor
             Las Vegas, NV 89109                           Los Angeles, CA 90067
               (702) 693-7120                                  (310) 553-3000

  (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                           Calculation Of Filing Fee

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
           Transaction Valuation*                           Amount of Filing Fee
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
               $109,596,523.00                                   $21,919.30
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
 * Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 10,825,838 shares of common stock of MGM MIRAGE having an aggregate value of $109,596,523 as of November 5, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The number of options, the aggregate value of the options and the filing fee are based on the number of eligible options on November 5, 2001. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

 Amount Previously Paid: Not applicable      Filing party: Not applicable
 Form or Registration No.: Not applicable    Date filed: Not applicable

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  [_] third party tender offer subject to Rule 14d-1.
  [X] issuer tender offer subject to Rule 13e-4.
  [_] going-private transaction subject to Rule 13e-3.
  [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

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ITEM 1. SUMMARY TERM SHEET.

   The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated November 13, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

  (a) The name of the issuer is MGM MIRAGE, a Delaware corporation (the "Company"). The address and telephone number of its principal executive office is 3600 Las Vegas Blvd. South, Las Vegas, NV 89109, (702) 693-7120.

  (b) The information set forth in the Offer to Exchange under "Summary of Terms," Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of Replacement Options") and Section 8 ("Source and Amount of Consideration; Terms of Replacement Options") is incorporated herein by reference.

  (c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock") is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

  (a) The filing person is the issuer. The information set forth under Item 2(a) above and in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

  (b) Not applicable.

  (c) Not applicable.

ITEM 4. TERMS OF THE TRANSACTION.

  (a) The information set forth in the Offer to Exchange under "Summary of Terms," Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures"), Section 4 ("Change in Election"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of Replacement Options"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of Replacement Options"),
      Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"),
      Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material U.S. Federal Income Tax Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

  (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

  (e) The MGM MIRAGE 1997 Nonqualified Stock Option Plan and the form of stock option agreement, attached hereto as Exhibit d(1) and d(2), respectively, contain information regarding the subject securities. The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of Replacement Options") is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

  (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

  (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of Replacement Options") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

  (c) Not applicable.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of Replacement Options") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

  (b) Not applicable.

  (d) Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

  (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

  (a) The information set forth in the Offer to Exchange under Section 15 ("Fees and Expenses") is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

  (a) The information set forth in the Offer to Exchange under Section 9 ("Information About MGM MIRAGE") and Section 16 ("Additional Information") and the financial statements set forth on pages 51 through 72 of MGM MIRAGE's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and on pages 1 through 10 of MGM MIRAGE's Quarterly Report on Form 10-Q for the period ended June 30, 2001 are incorporated herein by reference. Each of MGM MIRAGE's Annual Report and Quarterly Report can be inspected on the Securities and Exchange Commission's web site at www.sec.gov. Participants may request hard copies of the Annual Report and Quarterly Report (other than exhibits to these documents unless the exhibits are specifically incorporated by reference into the documents) from Scott Langsner at (702) 693-8811.

  (b) Not applicable.

  (c) The information set forth in the Offer to Exchange under Section 9 ("Information About MGM MIRAGE") is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

  (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

  (b) Not applicable.

ITEM 12. EXHIBITS.

  (a) (1) Offer to Exchange, dated November 13, 2001.

    (2) Form of Election Form.

    (3) Letter to MGM MIRAGE Option Holders, dated November 13, 2001.

    (4) Form of Promise to Grant Stock Options.

  (b) Not applicable.

  (d)(1) MGM MIRAGE 1997 Nonqualified Stock Option Plan, attached as Exhibit
         10.3 to MGM MIRAGE's Quarterly Report on Form 10-Q for the period ended September 30, 2000 and incorporated herein by reference.

    (2) Form of Replacement Grant Nonqualified Stock Option Agreement.

  (g) Not applicable.

  (h) Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

  (a) Not applicable.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          MGM MIRAGE

                                          /s/ Gary N. Jacobs
                                          _____________________________________
                                          Gary N. Jacobs
                                          Executive Vice President and General
                                           Counsel

Date: November 12, 2001

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                               INDEX TO EXHIBITS

 Exhibit
 Number  Description
 ------- -----------
 (a) (1) Offer to Exchange, dated November 13, 2001.

     (2) Form of Election Form.

     (3) Letter to MGM MIRAGE Option Holders, dated November 13, 2001.

     (4) Form of Promise to Grant Stock Options.

 (b)     Not applicable.

 (d) (1) MGM MIRAGE 1997 Nonqualified Stock Option Plan, attached as Exhibit
         10.3 to MGM MIRAGE's Quarterly Report on Form 10-Q for the period ended September 30, 2000 and incorporated herein by reference.

     (2) Form of Replacement Grant Nonqualified Stock Option Agreement.

 (g)     Not applicable.

 (h)     Not applicable.